SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294766100

(CUSIP Number)

August 4, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

301,329 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

301,329 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,329 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4% (1)

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Elliott Associates, L.P., through its wholly-owned subsidiary Manchester Securities Corp., has the right to acquire 301,329 shares of common stock of Equus Total Return, Inc., as Manchester Securities Corp. is a pledgee of such shares. Accordingly, Elliott Associates, L.P. may be deemed to be the beneficial owner of such 301,329 shares of common stock of Equus Total Return, Inc. However, Elliott Associates, L.P. will not own of record at any time a number of shares of common stock in excess of 265,840 shares, which constitutes 2.99% of the outstanding common stock of Equus Total Return, Inc.

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

451,994 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

451,994 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

451,994 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (1)

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Elliott International, L.P. has the right to acquire 451,994 shares of common stock of Equus Total Return, Inc. as a pledgee of such shares. Accordingly, Elliott International, L.P. may be deemed to be the beneficial owner of such 451,994 shares of common stock of Equus Total Return, Inc. However, Elliott International, L.P. will not own of record at any time a number of shares of common stock in excess of 265,840 shares, which constitutes 2.99% of the outstanding common stock of Equus Total Return, Inc.

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

451,994 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

451,994 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

451,994 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (1)

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Elliott International Capital Advisors, Inc. is the investment advisor of Elliott International, L.P. Accordingly, Elliott International Capital Advsisors, Inc. may be deemed to have beneficial ownership of shares of common stock of Equus Total Return, Inc. beneficially owned by Elliott International, L.P.

ITEM 1(a).	Name of Issuer:

Equus Total Return, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2727 Allen Parkway, 13th Floor

Houston, Texas 77019

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott Associates”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisors Inc. (“International Advisors” and collectively with Elliott Associates and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc. (“Hambledon”) is the general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands.

Item 2(c).	Citizenship:

Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

Elliott International is a limited partnership formed under the laws of the Cayman Islands.

International Advisors is a corporation formed under the laws of the State of Delaware.

Special GP is a limited liability company formed under the laws of the State of Delaware.

Hambledon is a corporation formed under the laws of the Cayman Islands.

Singer is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

294766100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Elliott Associates may be deemed to beneficially own 301,329 shares of Common Stock as Manchester Securities Corp., a wholly-owned subsidiary of Elliott Associates, is a pledgee of such shares of Common Stock in respect of certain defaulted loans. However, Elliott Associates will not, directly or indirectly through any of its subsidiaries, own of record at any time a number of shares of Common Stock in excess of 265,840 shares, which constitutes 2.99% of the outstanding Common Stock.

Elliott International and International Advisors together may be deemed to beneficially own 451,994 shares of Common Stock as Elliott International is a pledgee of such shares of Common Stock in respect of certain defaulted loans. However, Elliott International will not, directly or indirectly through any of its subsidiaries, own of record at any time a number of shares of Common Stock in excess of 265,840 shares, which constitutes 2.99% of the outstanding Common Stock.

Elliott Associates, Elliott International and International Advisors collectively may be deemed to beneficially own an aggregate of 753,323 shares of Common Stock.

(b)	Percent of class:

Elliott Associates’ deemed beneficial ownership of 301,329 shares of Common Stock constitutes 3.4% of all of the outstanding shares of Common Stock.

Elliott International’s and International Advisors’ deemed beneficial ownership of an aggregate of 451,994 shares of Common Stock constitutes 5.1% of all of the outstanding shares of Common Stock.

Elliott Associates’, Elliott International’s and International Advisors’ deemed beneficial ownership of an aggregate of 753,323 shares of Common Stock constitutes 8.5% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Elliott Associates has sole power to vote or direct the vote of 301,329 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote

Elliott International and International Advisors together have shared power to vote or direct the vote of 451,994 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 301,329 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 451,994 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Elliott Associates’ beneficial interest in all 301,329 shares of Common Stock is through Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott Associates, as pledgee of such shares of Common Stock.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit for the identity of the Reporting Persons.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	August 6, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Equus Total Return, Inc. dated August 6, 2009, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	August 6, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President